The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com
News Release
Media Contacts: For Thomson: Jason Stewart Director, Public Relations The Thomson Corporation (203) 539-8339 Jason.stewart@thomson.com	Investor Contact: Frank Golden Vice President, Investor Relations The Thomson Corporation (203) 539-8470 frank.golden@thomson.com
For Investcorp: Todd Fogarty Kekst and Company (212) 521-4854 todd-fogarty@kekst.com For Immediate Release

The Thomson Corporation To Sell Thomson Media To Investcorp

        STAMFORD, Conn., October 8, 2004 — The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading provider of integrated information solutions to business and professional customers, and Investcorp, the global investment group, today announced that they have signed a definitive agreement under which Investcorp will purchase the Thomson Media group for $350 million in cash. The transaction is expected to close prior to year-end, subject to regulatory approvals and other customary closing conditions.

        Thomson Media is a leading provider of largely print-based information products focused on the banking, financial services and related technology markets, including American Banker, The Bond Buyer, National Mortgage News, Investment Dealers' Digest, Financial Planning, Accounting Today, DM Review, Accounting Technology, Practical Accountant and EPICWare. More than 750,000 clients use Thomson Media's publications, databases, and work solutions worldwide. Thomson Media had 2003 revenues of approximately $170 million.

        Robert D. Daleo, Chief Financial Officer of The Thomson Corporation, said, "Following a rigorous and thorough sales process, we believe that the Investcorp offer represents the best value for our shareholders and the best home for our Thomson Media business. We are very pleased with the terms of the deal."

        Mr. Daleo continued, "During the past five years, Thomson has transformed itself into one of the world's leading integrated information solutions companies by providing its customers with subscription-based information products and services that combine cutting-edge technology and applications with world-class content to meet their unique workflow needs."

        Sean Madden, Managing Director of Investcorp, commented, "The Thomson Media properties are an excellent business, with a loyal customer base, unparalleled brand strength and appealing growth characteristics. The company is led by Jim Malkin and a talented management team and has established a strong competitive position in the financial publishing business. We are pleased to be joining ranks and believe we will have a very productive relationship."

Thomson To Sell Thomson Media To Investcorp

        Jim Malkin, Chief Executive Officer of Thomson Media, said, "Investcorp has been a trusted partner to many well-known businesses. Investcorp has skilled business acumen, a unique perspective on the publishing market and a track record of nurturing businesses by capitalizing on their strengths. I am confident that our advertising partners, customers, readers and employees will continue to succeed under their leadership and we look forward to benefiting from their experience."

        Upon close of the transaction, Mr. Malkin will continue in his position as Chief Executive Officer of Thomson Media for Investcorp. Morgan Stanley served as financial advisor for Thomson on the sale.

About The Thomson Corporation

        The Thomson Corporation (www.thomson.com), with 2003 revenues from continuing operations of $7.44 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 38,000 employees and provides services in approximately 130 countries. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

About Investcorp

        Investcorp is a global investment group with offices in New York, London and Bahrain. The firm has four lines of business: corporate investment, real estate investment, asset management and technology investment. It was established in 1982 and has since completed transactions with a total acquisition value of more than $25 billion. The firm now manages total investments in alternative assets of approximately $8.6 billion. In the United States, Investcorp and its clients currently own corporate investments that include Aero Products International, PlayPower and EnviroSolutions. In Europe, Investcorp and its clients currently own corporate investments that include APCOA AG, Hilding Anders, Gerresheimer Glas, Minimax and Helly Hansen. Further information is available at www.investcorp.com.

This news release includes forward-looking statements, which are based on certain assumptions and reflect The Thomson Corporation's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. The Thomson Corporation can give no assurance that the sale will be completed this year, or at all. Some of the factors that could cause actual results to differ materially from current expectations are discussed in The Thomson Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission. The Thomson Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.